BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

NOTICE to SHAREHOLDERS

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS A), pursuant to article 21-A, Paragraph 6, of CVM Instruction No. 481/2009, as amended, informs to its shareholders and to the market in general that, on the present date, it has resubmitted the Distance Voting Form released on March 05, 2018, referring to the Ordinary and Extraordinary General Shareholders’ Meeting to be held on April 26, 2018, at 11:00 a.m. (“Voting Form”).

The only change made in the Voting Form concerns to “Field No. 9 - Election of members of the Fiscal Council”, in order to link each candidate as effective member of the Fiscal Council to his respective alternate. Such change was made due to the necessity of adapting the Voting Form to the model automatically produced by B3 S.A. – Brasil, Bolsa, Balcão’s system, which is available to the shareholders that intend to exercise the distance voting right by means of their custody agents or bookkeeping institution of the Company’s shares (Itaú Corretora de Valores S.A.).

BRF also clarifies that: (i) the votes regarding “Election of members of the Fiscal Council” of the Voting Forms already sent to the Company will be considered invalid, as provided in article 21-A, Paragraph 5, of CVM Instruction No. 481/2009; (ii) the deadline for the shareholders who intend to submit new Voting Form to the Company remains the same as previously disclosed: April 19, 2018 (inclusive); (iii) in case the shareholder has already exercised the distance voting right by means of custody agents or bookkeeping institution, it is not necessary to send a new vote instruction; and (iv) to avoid the conflict of vote instruction, is it recommended to the shareholder to submit its eventual new instruction to the same service provider previously used.

São Paulo, March 15, 2018.

Lorival Nogueira Luz Jr.

Chief Financial and Investor Relations Officer